Exhibit 99.2

Performance for Quarter ended September 30, 2016

Jatin Dalal

Senior Vice President and Chief Financial Officer

October 21, 2016

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Financial Summary for the Quarter Ended September 30, 2016 (IFRS)

Wipro Limited

Q2 17 (Rs crores) QoQ Growth

Revenues 13,766 1.2%

Results from Operating Activities

2,297 0.5% (EBIT)

Revenue of the Company grew 1.2% QoQ

EBIT of the Company grew by 0.5% QoQ

IT Services Segment Revenue was Rs 13,137 crores, an increase of 0.2% QoQ

Gross Cash position was Rs. 31,367 crores or $ 4.71 Billion

Gross Cash is the sum of (i) cash and cash equivalents plus (ii) Investments – Current. For detailed reconciliations, please refer slide 10 in appendix 1 crores=10 million

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Highlights for the quarter

Non-GAAP constant currency IT Services Segment USD Revenue grew 0.9% QoQ at the top end of the guidance range

IT Services Segment Margins was maintained at 17.8% as headwinds in salary increases were offset by strong operational improvements in automation-led productivity, offshoring and utilization improvements.

Gross Utilization has increased by 134 bps to 71.2%.

Digital Eco-system constitutes 19.6% of revenues

Acquired Appirio, a leader in cloud applications across Salesforce and Workday implementation services

For reconciliation of non-GAAP constant currency IT Services USD revenues please refer to slide 10 Segment Profit refers to Segment Results 1 crores= 10 million

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IT Services—Revenue Dynamics for Quarter Ended September 30, 2016

Vertical Business units

1. Healthcare, Life Sciences & Services grew 4.3% on a constant currency basis sequentially

2. Energy, Natural Resources & Utilities grew 1.3% on a constant currency basis sequentially

Geographies

1. Americas grew 1.8% on a constant currency basis sequentially

2. Europe grew 0.3% on a constant currency basis sequentially

Service Lines

1. Business Process Service grew 3.3% on a reported currency basis sequentially

2. Product Engineering grew by 0.7% on a reported currency basis sequentially

The growth percentages have been calculated based on USD revenues for the Business Unit/ Service line/ Geography. We have re-classified some portions of work amongst Service lines effective April 1, 2016 and therefore the growth rates (YoY) may not be comparable.

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Looking ahead

Looking ahead for the quarter ending December 31, 2016

Jul May Aug

We expect the Revenue from our Apr Sep IT Services business to be in the range of

2016-17 $ 1,916 million to $ 1,955 million*.

Oct

Feb

Jan Dec

We expect to consummate the Appirio acquisition in Q3 and hence Revenues from the acquisition is included in our guidance. However, there is variability in terms of exact date of consummation and our guidance incorporates this variability in the range.

* Guidance is based on the following exchange rates: GBP/USD at 1.26, Euro/USD at 1.11, AUD/USD at 0.76, USD/INR at 67.01 and USD/CAD at 1.31

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Supplemental Data

Key Operating Metrics of IT Services

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Key Operating Metrics in IT Services for the Quarter ended September, 2016

Particulars Q2’17 Q1’17 Q2’16

Revenue Composition

Communications 7.5% 7.6% 7.6% Finance Solutions 25.5% 25.6% 26.7% Manufacturing & Technology 22.4% 22.5% 23.4% Healthcare, Life Sciences & Services 16.0% 15.3% 11.4% Consumer 15.7% 15.8% 16.2% Energy, Natural Resources & Utilities 12.9% 13.2% 14.7%

Geography Composition

Americas 54.8% 53.5% 53.0% Europe 24.0% 25.4% 25.2% India & Middle East Business 10.4% 10.4% 10.6% APAC & Other Emerging Markets 10.8% 10.7% 11.2%

People related

Headcount 174,238 173,863 168,396

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Thank You

Jatin Dalal

Senior Vice President & Chief Financial Officer Jatin.Dalal@wipro.com

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Appendix

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Reconciliation of Selected GAAP measures to Non-GAAP measures

Reconciliation of Gross Cash Reconciliation of Free Cash Flow

WIPRO LIMITED AND SUBSIDIARIES WIPRO LIMITED AND SUBSIDIARIES (Amounts in INR crores) (Amounts in INR crores)

As of Three months ended September 30, 2016 September 30, 2016

Computation of Gross cash position Profit for the period     [A]                 2,067 Cash and cash equivalents                 5,517

Investments—Current 25,850 Computation of Free cash flow

Net cash generated from operating activities 2,637

Total 31,367 Add/(deduct) cash inflow/(outflow) on :

Purchase of Property, plant and equipment                (695) Proceeds from sale of Property, plant and equipment 12

Free cash flow [B] 1,954 Free cash flow as a percentage of Net income [B/A] 94.5%

Reconciliation of Non-GAAP constant currency Revenue

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) Three months ended September 30, 2016 Three months ended September 30, 2016

IT Services Revenue as per IFRS $1,916.3 IT Services Revenue as per IFRS $1,916.3

Effect of Foreign currency exchange movement $ 32.3 Effect of Foreign currency exchange movement $     47.2 Non-GAAP Constant Currency IT Services Revenue Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates based on exchange rates of comparable period in $ 1,948.6 previous year $1,963.5

10 1 crores=10 million

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